Given Imaging Ltd.
               And its Consolidated Subsidiaries

           Interim Consolidated Financial Statements
                   As of September 30, 2005
                          (Unaudited)

              Given Imaging Ltd. and its Consolidated Subsidiaries
                   Index to Consolidated Financial Statements



                                                                        Page


Consolidated Balance Sheets                                                3

Consolidated Statements of Operations                                      5

Consolidated Statements of Changes in Shareholders' Equity                 6

Consolidated Statements of Cash Flows                                      7

Notes to the Consolidated Financial Statements                             8

              Given Imaging Ltd. and its Consolidated Subsidiaries
                           Consolidated Balance Sheets
                         In thousands except share data

                                                             September 30,      December 31,
                                                             -------------      ------------
                                                                 2005              2004
                                                             -------------      ------------
                                                              (Unaudited)         (Audited)
                                                             -------------      ------------
 Assets

 Current assets
 Cash and cash equivalents                                      $  58,900         $  80,861
 Accounts receivable:
   Trade (Net of provisions for doubtful debts of
   $411 and $115 as of September 30, 2005 and
   December 31, 2004, respectively)                                14,436            12,261
   Other                                                           11,640             1,271
 Inventories                                                       15,961            13,794
 Prepaid expenses                                                   1,747               954
 Deferred taxes                                                       849               737
 Advances to suppliers                                                511               555
                                                           ---------------    -------------

Total current assets                                             104,044           110,433
                                                           ---------------    -------------

 Deposits                                                             425               425

 Marketable securities                                             21,628                 -

 Assets held for severance benefits                                 1,569             1,339

 Fixed assets, at cost, less accumulated depreciation              13,933             9,862

 Other assets, at cost, less accumulated amortization               2,246             2,165
                                                           ---------------    -------------









 Total assets                                                  $  143,845         $ 124,224
                                                           ===============    =============

              Given Imaging Ltd. and its Consolidated Subsidiaries
                           Consolidated Balance Sheets
                         In thousands except share data



                                                                September 30,      December 31,
                                                                -------------      ------------
                                                                     2005               2004
                                                                -------------      ------------
                                                                 (Unaudited)         (Audited)
                                                                -------------      ------------


Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease            $       11          $     11
Accounts payable:
  Trade                                                                3,987             5,147
  Other                                                               13,822             8,678
Deferred revenue                                                       2,429             3,610
                                                                -------------      ------------
Total current liabilities                                             20,249            17,446
                                                                -------------      ------------

Long-term liabilities
Deferred income                                                       22,938             9,340
Obligation under capital lease, net                                       38                48
Liability for employee severance benefits                              1,912             1,596
                                                                -------------      ------------
Total long-term liabilities                                           24,888            10,984
                                                                -------------      ------------

Total liabilities                                                     45,137            28,430
                                                                -------------      ------------

Minority interest                                                        374             1,177

Shareholders' equity
Share capital:
Ordinary Shares, NIS 0.05 par value each (90,000,000
 shares authorized as of September 30, 2005 and
 December 31, 2004, 27,863,097 and 27,621,386 shares
 issued and fully paid as of September 30, 2005 and
 December 31, 2004, respectively)                                        326               323
Additional paid-in capital                                           148,767           147,878
Capital reserve                                                        2,166             2,166
Unearned compensation                                                      -                (3)
Accumulated deficit                                                  (52,925)          (55,747)
                                                                -------------      ------------
Total shareholders' equity                                            98,334            94,617
                                                                -------------      ------------




Total liabilities and shareholders' equity                        $  143,845         $ 124,224
                                                                =============      ============





The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                      Consolidated Statements of Operations
                  In thousands except share and per share data

                                                          Nine-month period ended       Three-month period ended     Year ended
                                                               September 30,                 September 30,          December 31,
                                                            2005           2004           2005           2004           2004
                                                         -----------    -----------    -----------    -----------   -------------
                                                         (Unaudited)    (Unaudited)    (Unaudited)    (Unaudited)     (Audited)
                                                         -----------    -----------    -----------    -----------   -------------
Revenues                                                 $    62,376    $    42,807    $    19,841    $    14,594   $     65,020
Cost of revenues                                             (16,070)       (11,154)        (4,618)        (3,636)       (17,734)
                                                         -----------    -----------    -----------    -----------   -------------

Gross profit                                                  46,306         31,653         15,223         10,958          47,286
                                                         -----------    -----------    -----------    -----------   -------------

Operating expenses
Research and development, gross                               (6,079)        (5,456)        (2,061)        (2,119)        (7,363)
Royalty bearing participation                                    872            702            374            288          1,140
                                                         -----------    -----------    -----------    -----------   -------------

Research and development, net                                 (5,207)        (4,754)        (1,687)        (1,831)        (6,223)

Sales and marketing expenses                                 (32,227)       (22,588)        (9,778)        (7,705)       (33,652)
General and administrative expenses                           (7,013)        (4,644)        (2,539)        (1,678)        (6,916)
                                                         -----------    -----------    -----------    -----------   -------------

Total operating expenses                                     (44,447)       (31,986)       (14,004)       (11,214)       (46,791)
                                                         -----------    -----------    -----------    -----------   -------------

Operating profit (loss)                                        1,859           (333)         1,219           (256)           495
Financing income, net                                            155            102            519            165            956
                                                         -----------    -----------    -----------    -----------   -------------

Profit (loss) before taxes on income                           2,014           (231)         1,738            (91)         1,451
Taxes on income                                                    5              -            (53)             -            690
                                                         -----------    -----------    -----------    -----------   -------------

Profit (loss) before minority share                            2,019           (231)         1,685            (91)         2,141
Minority share in losses of subsidiary                           803            681            253            205            747
                                                         -----------    -----------    -----------    -----------   -------------

Net profit                                               $     2,822    $       450    $     1,938    $       114   $      2,888
                                                         ===========    ===========    ===========    ===========   =============

Basic profit per Ordinary Share                          $     0.102    $     0.017    $     0.070    $     0.004   $      0.110
                                                         ===========    ===========    ===========    ===========   =============

Diluted profit per Ordinary Share                        $     0.095    $     0.015    $     0.065    $     0.004   $      0.100
                                                         ===========    ===========    ===========    ===========   =============

Weighted average number of Ordinary
  Shares outstanding used in basic profit per
  Ordinary Share calculation                              27,736,989     26,332,954     27,829,442     27,404,098     26,633,964
                                                         ===========    ===========    ===========    ===========   =============

Weighted average number of Ordinary
 Shares outstanding used in diluted profit per
 Ordinary Share calculation                               29,731,618     29,091,795     29,568,874     30,139,467     29,353,448
                                                         ===========    ===========    ===========    ===========   =============









The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
           Consolidated Statements of Changes in Shareholders' Equity
                         In thousands except share data

                                                               Additional
                                                                 Paid-In     Capital      Unearned      Accumulated
                                           Ordinary Shares       Capital     reserve    compensation      deficit       Total
                                          -----------------    -----------   --------   -------------   ------------   --------
                                          Shares     Amount
                                          -------    ------
Nine months ended September 30, 2005
 (Unaudited)

Balance as of December 31, 2004          27,621,386   $  323    $ 147,878    $ 2,166       $     (3)   $     (55,747)   $ 94,617
                                                                                                                          94,617
Changes during the period:
Exercise of stock options                   241,711        3          889          -              -                -         892
Amortization of unearned
 compensation                                     -        -            -          -              3                -           3
Net profit                                        -        -            -          -              -            2,822       2,822
                                         ----------   -------   ----------   --------      ----------  -------------    --------
Balance as of September 30, 2005
 (Unaudited)                             27,863,097   $  326    $ 148,767    $ 2,166       $      -    $     (52,925)   $ 98,334
                                         ==========   =======   ==========   ========      ==========  ==============   ========


Nine months ended September 30, 2004
 (Unaudited)

Balance as of December 31, 2003          25,649,188   $  301    $ 100,996    $ 2,166       $    (30)   $     (58,635)    $44,798
Changes during the period:
Ordinary shares issued                    1,500,000       17       44,250          -              -                -      44,267
Exercise of stock options                   325,898        4        1,301                                                  1,305
Forfeiture of stock options                       -        -          (11)         -              3                -          (8)
Allocation of non-employees'
 stock option                                     -        -           62          -              -                -          62
Amortization of unearned compensation             -        -            -          -             20                -          20
Net profit                                        -        -            -          -              -              450         450
                                         ----------   -------   ----------   --------      ----------  -------------    --------
Balance as of September 30, 2004
 (Unaudited)                             27,475,086   $  322    $ 146,598    $ 2,166       $     (7)   $     (58,185)   $ 90,894
                                         ==========   =======   ==========   ========      ==========  ==============   ========


Three months ended September 30, 2005
 (Unaudited)

Balance as of June 30, 2005              27,822,411   $  325    $ 148,628    $ 2,166       $      -    $     (54,863)   $ 96,256

Changes during the period:
Exercise of stock options                    40,686        1          139          -              -               -          140
Net profit                                        -        -            -          -              -            1,938       1,938
                                         ----------   -------   ----------   --------      ----------  -------------    --------
Balance as of September 30, 2005
 (Unaudited)                             27,863,097   $  326    $ 148,767    $ 2,166       $      -    $    ( 52,925)   $ 98,334
                                         ==========   =======   ==========   ========      ==========  ==============   ========
Three months ended September 30,
 2004 (Unaudited)

Balance as of June 30, 2004              27,357,338   $  320    $ 146,329    $ 2,166       $    (12)   $     (58,299)   $ 90,504

Changes during the period:
Additional issuance costs                         -        -          (87)         -              -                -         (87)
Exercise of stock options                   117,748        2          356          -              -                -         358
Amortization of unearned compensation             -        -            -          -              5                -           5
Net profit                                        -        -            -          -              -              114         114
                                         ----------   -------   ----------   --------      ----------  -------------    --------
Balance as of September 30, 2004
 (Unaudited)                             27,475,086   $  322    $ 146,598    $ 2,166       $     (7)   $     (58,185)   $ 90,894
                                         ==========   =======   ==========   ========      ==========  ==============   ========
Year ended December 31, 2004 (Audited)

Balance as of December 31, 2003          25,649,188   $  301    $ 100,996    $ 2,166       $    (30)   $     (58,635)   $ 44,798


Changes during the year:
Ordinary shares issued                    1,500,000       17       44,250          -              -                -      44,267
Exercise of stock options                   472,198        5        2,581          -              -                -       2,586
Forfeiture of stock options                       -        -          (11)         -              3                -          (8)
Non-employees' stock option                       -        -           62          -              -                -          62
Amortization of unearned compensation             -        -            -          -             24                -          24
Net profit                                        -        -            -          -              -            2,888       2,888
                                         ----------   -------   ----------   --------      ----------  -------------    --------
Balance as of December 31, 2004
 (Audited)                               27,621,386   $  323    $ 147,878    $ 2,166       $     (3)   $     (55,747)   $ 94,617
                                         ==========   =======   ==========   ========      ==========  ==============   ========


The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                      Consolidated Statements of Cash Flows
                                  In thousands

                                                         Nine-month period ended  Three-month period ended  Year ended
                                                              September 30,            September 30,        December 31,
                                                            2005         2004        2005         2004         2004
                                                         -----------  ----------- -----------  -----------  ------------
                                                         (Unaudited)  (Unaudited) (Unaudited)  (Unaudited)   (Audited)
                                                         -----------  ----------- -----------  -----------  ------------
Cash flows from operating activities:
Net profit                                                 $  2,822     $   450     $  1,938     $   114     $  2,888

Adjustments required to reconcile net profit to net cash used in operating activities:

Minority share in losses of subsidiary                         (803)       (681)        (253)       (205)        (747)
Depreciation and amortization                                 2,701       2,341          795         788        3,147
Deferred taxes                                                 (112)          -           43           -         (737)
Employees' stock options compensation                             3          12            -           5           16
Non-employees' stock options compensation                         -          62            -           -           62
Other                                                            13          57          (25)         57           48
Increase in accounts receivable - trade                      (2,175)          -       (2,989)          -       (5,316)
Increase in accounts receivable                              (9,975)     (1,844)      (9,893)       (582)        (804)
Decrease (increase) in prepaid expenses                        (793)        (34)        (401)       (207)         360
Decrease (increase) in advances to suppliers                     44        (446)        (299)        131         (508)
Increase in inventories                                      (2,529)     (5,218)        (946)     (4,097)      (5,648)
Increase in accounts payable                                  4,150       3,556        2,731          96        7,107
Increase in deferred revenue                                 12,417         208        9,576         203       12,000
                                                           ---------    --------    ---------    --------    ---------
Net cash provided by (used in) operating activities        $  5,763     $(1,537)    $    277     $(3,697)    $ 11,868
                                                           ---------    --------    ---------    --------    ---------

Cash flows from investing activities:
Purchase of fixed assets and other assets                  $ (6,491)    $(2,473)    $ (1,465)    $(1,218)    $ (3,245)
Acquisition of marketable securities                        (21,919)          -      (21,919)          -            -
Proceeds from sales of fixed assets                               -          57            -          45           57
Deposits                                                        (31)         (9)         (34)        (14)         (42)
                                                           ---------    --------    ---------    --------    ---------
Net cash used in investing activities                      $(28,441)    $(2,425)    $(23,418)    $(1,187)    $ (3,230)
                                                           ---------    --------    ---------    --------    ---------

Cash flows from financing activities:
Principal payments on capital lease obligation             $     (9)    $   (34)    $     (3)    $    (4)    $    (37)
Proceeds from the issuance of Ordinary Shares                   892      45,572          140         271       46,853
                                                           ---------    --------    ---------    --------    ---------
Net cash provided by financing activities                  $    883     $45,538     $    137     $   267     $ 46,816
                                                           ---------    --------    ---------    --------    ---------

Effect of exchange rate changes on cash                    $   (166)    $   (58)    $     (6)    $    (7)    $     40
                                                           ---------    --------    ---------    --------    ---------

Increase in cash and cash equivalents                      $(21,961)    $41,518     $(23,010)    $(4,624)    $ 55,494
Cash and cash equivalents at beginning of period           $ 80,861     $25,367     $ 81,910     $71,509     $ 25,367
                                                           ---------    --------    ---------    --------    ---------

Cash and cash equivalents at end of period                 $ 58,900     $66,885     $ 58,900     $66,885     $ 80,861
                                                           =========    ========    =========    ========    =========


Supplementary cash flow information

Income taxes paid                                          $    169     $    76     $     77     $    44     $    107
                                                           =========    ========    =========    ========    =========




The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                 Notes to the Consolidated Financial Statements
                         In thousands except share data


Note 1 - Organization and Basis of Presentation

     A.   Description of business

     Given Imaging Ltd. (the "Company") was incorporated in Israel in January 1998. The Company generated profit for the first time in the second quarter of 2004.

     The medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company's future success is dependent upon several factors including the technological quality, regulatory approvals and sufficient reimbursement for its products.

     B.   Basis of presentation

     The accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2004. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.


Note 2 - Recent Accounting Pronouncements

     In April 2005, the Securities and Exchange Commission issued a new rule, which defers the effective date of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). According to the new rule, registrants must adopt SFAS No. 123R as of the beginning of their first annual period beginning after June 15, 2005 and not as of beginning of their first interim period beginning after June 15, 2005. Accordingly, the effective date of the adoption of SFAS No.123R for the Company is deferred from July 1, 2005 to January 1, 2006.

     The Company currently expects to adopt SFAS 123R in the first quarter of 2006, using the modified prospective method, although it continues to review its alternatives for adoption under this new pronouncement. Based upon its projection of unvested stock options at the implementation date, the Company expects the adoption of SFAS 123R to result in the recognition of material additional compensation expense in 2006 and thereafter.


Note 3 - Provision for Sales Tax

     The financial statements contain a provision of $1.2 million, net, for potential bad debt, interest and penalties resulting from the failure of the Company's U.S. subsidiary to appropriately collect and remit sales tax on sales in the U.S. since the fourth quarter of 2001. Under most state laws and the terms of its customer agreements, the Company has a right to collect the tax from its customers and the Company already began contacting customers on this matter. This provision represents the Company's estimates regarding the amounts it may not be able to collect from its customers and remit to the different jurisdictions, and any interest and penalties the Company may have to pay these jurisdictions for failure to timely remit the sales tax.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                 Notes to the Consolidated Financial Statements
                         In thousands except share data

Note 4 - Marketable Securities

     The Company accounts for marketable securities under Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("Statements 115").

     Marketable securities consist of U.S. Government Bonds (hereinafter - the Bonds) which the Company classified, under the rules of Statement 115, "held-to-maturity".

     Held-to-maturity debt securities are securities in which the Company has the ability and intent to hold the security until maturity.

     Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the straight-line method.

     The Bonds will be repaid between November 15, 2006 and August 4, 2008, and they bear annual interest of between 3.75% and 6%.